UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 11)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 120 West 45th Street Suite 1010 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,963,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,963,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,963,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 34,345,139 shares of Common Stock (as defined herein) outstanding as of August 25, 2015, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 26, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,963,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,963,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,963,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the foregoing is based on 34,345,139 shares of Common Stock (as defined herein) outstanding as of August 25, 2015, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 26, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,963,141
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,963,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,963,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,345,139 shares of Common Stock (as defined herein) outstanding as of August 25, 2015, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 26, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Robert Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

65,422(1)
	8	SHARED VOTING POWER

7,963,141
	9	SOLE DISPOSITIVE POWER

65,422(1)
	10	SHARED DISPOSITIVE POWER

7,963,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,028,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,345,139 shares of Common Stock (as defined herein) outstanding as of August 25, 2015, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 26, 2015.

(1)	Includes 12,437 shares of Common Stock held in a retirement account for a relative over which Mr. Goldstein has sole voting and dispositive power.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John P. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,950
	8	SHARED VOTING POWER

7,963,141
	9	SOLE DISPOSITIVE POWER

9,950
	10	SHARED DISPOSITIVE POWER

7,963,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,973,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,345,139 shares of Common Stock (as defined herein) outstanding as of August 25, 2015, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 26, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John W. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

49,373
	8	SHARED VOTING POWER

7,963,141
	9	SOLE DISPOSITIVE POWER

49,373
	10	SHARED DISPOSITIVE POWER

7,963,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,012,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,345,139 shares of Common Stock (as defined herein) outstanding as of August 25, 2015, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 26, 2015.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 11 on Schedule 13D (this “Amendment No. 11”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013, Amendment No. 6 filed on November 7, 2013, Amendment No. 7 filed on January 15, 2014, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on October 3, 2014 and Amendment No. 10 filed on October 14, 2014, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and restated in its entirety as follows:

On October 23, 2009, CapGen LP and the Issuer entered into a Stock Purchase Agreement (the “2009 Purchase Agreement”), pursuant to which on December 17, 2009, CapGen LP purchased from the Issuer 6,000,000 shares of Common Stock for investment purposes. CapGen LP and CapGen LLC previously obtained the approval of the Board of Governors of the Federal Reserve System (the “Fed”) to acquire control of the Issuer and its bank subsidiary and, as a result, to become bank holding companies, pursuant to the Bank Holding Company Act of 1956, as amended, and Regulation Y promulgated thereunder.

Pursuant to the terms of the 2009 Purchase Agreement, CapGen LP is entitled to designate one person (the “Board Representative”) for election to the board of directors of the Issuer at each annual meeting of the Issuer for so long as the Shares are beneficially owned or otherwise owned by CapGen LP or any of its affiliates, and subject to satisfaction of all legal and governance requirements applicable to all members of the board of directors of the Issuer. Mr. Robert Goldstein has been appointed to the board of directors as the Board Representative.

On June 17, 2010, pursuant to the terms of an Investment Agreement, dated as of April 8, 2010, between the Issuer and each of the Purchasers named therein (the “Investment Agreement”), after receipt of approval from the Fed, CapGen LP purchased from the Issuer 14,088 shares of mandatorily convertible non-cumulative non-voting preferred stock, Series B (the “Series B Preferred Stock”).  On June 29, 2010, after receipt of the requisite shareholder approval, such shares of Series B Preferred Stock automatically converted into 9,715,862 shares of Common Stock based on a conversion price of $1.45 per share pursuant to the terms of the Issuer’s Amended and Restated Articles of Incorporation filed with the Florida Secretary of State on April 9, 2010.

On November 6, 2013, CapGen LP and the Issuer entered into a Stock Purchase Agreement (the “2013 Purchase Agreement”), pursuant to which the Issuer agreed to sell and CapGen LP agreed to purchase, 11,627,906 shares of Common Stock (the “2013 Investment”).  Also on November 6, 2013, CapGen LP applied to the Fed for the flexibility to increase its ownership of Common Stock, up to, but not in excess of, 25.0% of the class, which approval was granted on December 19, 2013.  On January 13, 2014, pursuant to the terms of the 2013 Purchase Agreement, CapGen LP completed the 2013 Investment by purchasing 2,325,581 shares of Common Stock from the Issuer (which share number equals the 11,627,607 shares of Common Stock described above for the 2013 Investment, taking into account the Issuer’s 1-for-5 reverse stock split of Common Stock on December 13, 2013).

On April 24, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Seacoast National Bank (a wholly owned subsidiary of the Issuer), The BANKshares, Inc. and BankFIRST. On September 30, 2014, CapGen Capital Group LP (“CapGen I”) was merged with and into CapGen LP, with CapGen LP as the surviving entity in the merger. By virtue of the merger, the shares of common stock of The BANKshares, Inc. held by CapGen I became held by CapGen LP.  On October 1, 2014, pursuant to the terms of the Merger Agreement, The BANKshares, Inc. merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Merger”). Each issued and outstanding share of common stock and preferred stock of The BANKshares, Inc. was converted into 0.4975 shares of Common Stock. Following the consummation of the transactions contemplated by the Merger Agreement, CapGen LP and its affiliates own approximately 23.2% of the outstanding Common Stock of the Issuer.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes, and the acquisitions of shares of Common Stock were not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. In light of current economic and industry conditions, the Reporting Persons have had and currently intend to continue to have in the future, discussions with management of the Issuer concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business, financing and strategic alternatives and such other matters as the Reporting Persons may deem relevant to their investments in shares of Common Stock and other securities of the Issuer. All of the shares of Common Stock held by CapGen LP have been registered for resale by the Issuer pursuant to the Registration Rights Agreements filed as Exhibits 3, 7 and 12 to this Schedule 13D, and may be sold at any time or from time to time pursuant to the terms described therein.  The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, depending on market and other conditions, applicable legal and regulatory constraints, and the investment horizon of CapGen LP, seek to dispose of their shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.

The foregoing reference to and description of the 2009 Purchase Agreement, the Investment Agreement, the 2013 Purchase Agreement and the Merger Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2009 Purchase Agreement, the Investment Agreement, the 2013 Purchase Agreement and the Merger Agreement, which are incorporated by reference to this Item 4.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the second to last paragraph thereof:

On August 26, 2015, the Issuer filed a registration statement on Form S-3 with the SEC to register for resale the Common Stock held by CapGen LP, which registration statement replaces the registration statements filed on Form S-1 filed pursuant to the Registration Rights Agreements (that are filed as Exhibits 3 and 7 to this Schedule 13D) and registers the shares of Common Stock issued to CapGen LP in the 2013 Investment pursuant to the 2014 Registration Statement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and restated in its entirety as follows:

Exhibit 1
Joint Filing Agreement, dated March 30, 2010, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 1 to the 13D Filing filed with the SEC on April 1, 2010).

Exhibit 2
Stock Purchase Agreement, dated as of October 23, 2009, between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed October 29, 2009).

Exhibit 3
Registration Rights Agreement, dated as of October 23, 2009, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on October 29, 2009).

Exhibit 4
Letter Agreement, dated April 9, 2010, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 4 to the 13D Filing filed with the SEC on April 12, 2010).

Exhibit 5
Investment Agreement, dated as of April 8, 2010, by and between Seacoast Banking Corporation of Florida and the Purchasers named therein (incorporated by reference to Exhibit 4 to the 13D Filing filed with the SEC on April 12, 2010).

Exhibit 6
Articles of Amendment to the Amended and Restated Articles of Incorporation, dated April 9, 2010 (incorporated by reference to Exhibit 3.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

Exhibit 7
Registration Rights Agreement, dated as of April 8, 2010, among Seacoast Banking Corporation of Florida and the investors named on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

Exhibit 8
Joint Filing Agreement, dated April 22, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 8 to the 13D Filing filed with the SEC on April 22, 2013).

Exhibit 9
Joint Filing Agreement, dated July 26, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 9 to the 13D Filing filed with the SEC on July 26, 2013).

Exhibit 10
Stock Purchase Agreement, dated as of November 6, 2013, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on November 7, 2013).

Exhibit 11
Joint Filing Agreement, dated November 7, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 11 to the 13D Filing filed with the SEC on November 8, 2013).

Exhibit 12
Registration Rights Agreement, dated as of January 13, 2014, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on January 14, 2014).

Exhibit 13
Joint Filing Agreement, dated January 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 13 to the 13D Filing filed with the SEC on January 15, 2014).

Exhibit 14
SBC Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group III LP (incorporated by reference to Exhibit 14 to the 13D Filing filed with the SEC on April 29, 2014).

Exhibit 15
Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group LP (incorporated by reference to Exhibit 15 to the 13D Filing filed with the SEC on April 29, 2014).

Exhibit 16
Joint Filing Agreement, dated April 29, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 16 to the 13D Filing filed with the SEC on April 29, 2014).

Exhibit 17
Joint Filing Agreement, dated October 3, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 17 to the 13D Filing filed with the SEC on October 3, 2014).

Exhibit 18
Joint Filing Agreement, dated October 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Robert Goldstein, John P. Sullivan, John W. Rose and Eugene A. Ludwig (incorporated by reference to Exhibit 18 to the 13D Filing filed with the SEC on October 14, 2014).

Exhibit 19	Joint Filing Agreement, dated August 26, 2015, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Robert Goldstein, John P. Sullivan, John W. Rose and Eugene A. Ludwig.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     August 26, 2015

CAPGEN CAPITAL GROUP III LP

By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT GOLDSTEIN

By:	/s/ Robert Goldstein
Name:	Robert Goldstein

JOHN P. SULLIVAN

By:	/s/ John P. Sullivan
Name:	John P. Sullivan

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1
Joint Filing Agreement, dated March 30, 2010, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 1 to the 13D Filing filed with the SEC on April 1, 2010).

Exhibit 2
Stock Purchase Agreement, dated as of October 23, 2009, between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed October 29, 2009).

Exhibit 3
Registration Rights Agreement, dated as of October 23, 2009, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on October 29, 2009).

Exhibit 4
Letter Agreement, dated April 9, 2010, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 4 to the 13D Filing filed with the SEC on April 12, 2010).

Exhibit 5
Investment Agreement, dated as of April 8, 2010, by and between Seacoast Banking Corporation of Florida and the Purchasers named therein (incorporated by reference to Exhibit 4 to the 13D Filing filed with the SEC on April 12, 2010).

Exhibit 6
Articles of Amendment to the Amended and Restated Articles of Incorporation, dated April 9, 2010 (incorporated by reference to Exhibit 3.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

Exhibit 7
Registration Rights Agreement, dated as of April 8, 2010, among Seacoast Banking Corporation of Florida and the investors named on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on April 13, 2010).

Exhibit 8
Joint Filing Agreement, dated April 22, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 8 to the 13D Filing filed with the SEC on April 22, 2013).

Exhibit 9
Joint Filing Agreement, dated July 26, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 9 to the 13D Filing filed with the SEC on July 26, 2013).

Exhibit 10
Stock Purchase Agreement, dated as of November 6, 2013, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on November 7, 2013).

Exhibit 11
Joint Filing Agreement, dated November 7, 2013, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 11 to the 13D Filing filed with the SEC on November 8, 2013).

Exhibit 12
Registration Rights Agreement, dated as of January 13, 2014, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on January 14, 2014).

Exhibit 13
Joint Filing Agreement, dated January 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 13 to the 13D Filing filed with the SEC on January 15, 2014).

Exhibit 14
SBC Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group III LP (incorporated by reference to Exhibit 14 to the 13D Filing filed with the SEC on April 29, 2014).

Exhibit 15
Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group LP (incorporated by reference to Exhibit 15 to the 13D Filing filed with the SEC on April 29, 2014).

Exhibit 16
Joint Filing Agreement, dated April 29, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 16 to the 13D Filing filed with the SEC on April 29, 2014).

Exhibit 17
Joint Filing Agreement, dated October 3, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig (incorporated by reference to Exhibit 17 to the 13D Filing filed with the SEC on October 3, 2014).

Exhibit 18
Joint Filing Agreement, dated October 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Robert Goldstein, John P. Sullivan, John W. Rose and Eugene A. Ludwig (incorporated by reference to Exhibit 18 to the 13D Filing filed with the SEC on October 14, 2014).

Exhibit 19	Joint Filing Agreement, dated August 26, 2015, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Robert Goldstein, John P. Sullivan, John W. Rose and Eugene A. Ludwig.